SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SPORT CHALET, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

849163-20-9
(CUSIP Number of Class of Securities (Underlying Common Stock))

Howard K. Kaminsky
Chief Financial Officer
Sport Chalet, Inc.
One Sport Chalet Drive
La Cañada, California 91011
Telephone:  (818) 949-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

John Mullan, Esq.
 Sheppard, Mullin, Richter & Hampton, LLP
333 South Hope Street
Los Angeles, California 90071
Telephone:  (213) 617-5475

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee **
$977,005	$55

*
Estimated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 1,033,102 shares of Class A Common Stock of Sport Chalet, Inc. having an aggregate value of $977,005 as of October 5, 2009 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model and the average of the high and low price of the Class A Common Stock as reported on The Nasdaq Global Market on October 5, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$55	Filing Party:	Sport Chalet, Inc.
Form or Registration No.:	005-42862	Date Filed:	October 6, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on October 6, 2009, relating to an offer by Sport Chalet, Inc., a Delaware corporation (the "Company"), to exchange (the "Option Exchange") certain outstanding options to purchase shares of the Company's Class A Common Stock, par value $0.01 per share, with exercise prices equal to or greater than $2.38 per share, that were granted under the Company's 1992 Incentive Award Plan or 2004 Equity Incentive Plan and that are held by eligible employees, on the terms and conditions set forth in the Offer to Exchange Certain Options for New Options, dated October 6, 2009 (the "Offer to Exchange"), filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment No. 1 is filed to report the results to the Option Exchange by amending only the items of the Schedule TO included below, and unaffected items are not included herein.  Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged.  This Amendment No. 1 should be read in conjunction with the Schedule TO.  All defined terms used in this Amendment No. 1 have the same meaning as in the Offer to Exchange.

Item 4.  Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Option Exchange expired at 5:00 p.m., Pacific Time, on November 6, 2009.  Pursuant to the Option Exchange, eligible options to purchase an aggregate of 721,927 shares of Class A Common Stock were tendered and accepted for cancellation, representing approximately 70% of the total shares of Class A Common Stock underlying options eligible for exchange in the Option Exchange.  On November 9, 2009, the Company granted new options to purchase an aggregate of 360,964 shares of Class A Common Stock in exchange for the eligible options surrendered in the Option Exchange.  The exercise price per share of the new options is $1.71, which was the closing price of the Class A Common Stock on November 9, 2009 as reported by The Nasdaq Global Market.

Item 12.  Exhibits.

The Index to Exhibits attached to this Amendment is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

SPORT CHALET, INC.

/s/ Howard K. Kaminsky
Howard K. Kaminsky
Executive Vice President – Finance,
Chief Financial Officer and Secretary
November 10, 2009

INDEX TO EXHIBITS

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated October 6, 2009
(a)(1)(B)*	Form of cover letter from Craig Levra, Chief Executive Officer of Sport Chalet, Inc., dated October 6, 2009
(a)(1)(C)*	Form of Election Form/Notice of Withdrawal /Change of Election Form
(a)(1)(D)*	Form of Receipt of Election Form
(a)(1)(E)*	Form of Receipt of Notice of Withdrawal
(a)(1)(F)*	Form of Rejection of Election Form
(a)(1)(G)*	Form of Rejection of Notice of Withdrawal
(a)(1)(H)*	Form of Exchange Offer Expiration Reminder Notice
(a)(1)(I)	Form of Confirmation of Acceptance of Election to Participate in the Option Exchange
(b)	Not applicable
(d)(1)*	Sport Chalet, Inc. 2004 Equity Incentive Plan, as amended and restated
(d)(2)*	Form of stock option agreement for the Eligible Options under the Sport Chalet, Inc. 2004 Equity Incentive Plan, as amended
(d)(3)*	Sport Chalet, Inc. 1992 Incentive Award Plan
(d)(4)*	Form of stock option agreement for the Eligible Options under the Sport Chalet, Inc. 1992 Incentive Award Plan, as amended
(g)	Not applicable
(h)	Not applicable

*Previously filed